EXHIBIT 99.48



Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2800 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466
Fax: (604) 685 0395
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INDEPENDENT AUDITORS' REPORT


We consent to the inclusion in this Registration Statement of Yamana Gold Inc. (formerly Yamana Resources Inc.) on Form 40F of our report addressed to the Directors of the Company dated May 2, 2003 for the year ended February 28, 2003.



(Signed) Deloitte & Touche LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
May 2, 2003








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Deloitte
Touche
Tohmatsu
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